SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 4, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F      X                   Form 40-F
                           -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                                 No              X
                           -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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                CNOOC Made More Wildcat Discovery in Bohai Bay

(Hong Kong, August 4, 2004) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) announced today that it has made an oil discovery with the exploration well JZ21-1S-1.

Located on JZ21-1 south structure in Liaozhong Sag in Bohai Bay, Well JZ21-1S-1 was drilled to a total depth around 2400 meters in water depth of 20 meters. On 7.94mm and 7.14mm chokes, the well flowed about 700 and 500 barrels of oil equivalent per day, respectively, during two drill stem tests.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "JZ21-1S-1 underscores the strength of our exploration portfolio in Bohai Bay. We are encouraged by the preliminary results of the well."

The Company acts as the operator and owns a 100% interest in the discovery.

Ends

Notes to Editor

CNOOC LIMITED-  BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Daily production for the quarter ended March 31, 2004 was 362,672 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Charlotte Kong/Ms. Joe Lee
Ketchum Newscan Public Relations Tel:
852-3141-8063/852-3141-8028
Fax: 852-2510-8199
E-mail: Charlotte kong@knprhk.com
        joy.lee@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CNOOC Limited


                                     By: /s/ Cao Yunshi
                                         -----------------------------
                                         Name:  Cao Yunshi
                                         Title: Company Secretary

Dated: August 4, 2004